UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2019

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

Jerusalem BioPark

Hadassah Ein Carem,

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On May 14, 2019, BiondVax Pharmaceuticals Ltd. published on its website a letter to its shareholders from CEO Dr. Ron Babecoff requesting their support at the Extraordinary General Meeting of May 28, 2019 for resolutions permitting its largest shareholder (and/or its affiliate) to increase its share in BiondVax to over 25% or over 45% as a consequence of a proposed rights offering and related financing. A copy of this letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference, and may also be viewed at http://www.biondvax.com/investors/rights-offering-background-and-faq/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: May 15, 2019	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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